Exhibit 99.1

Jamba, Inc. Reports Results for the Second Quarter of Fiscal 2018

FRISCO, Texas, August 13, 2018 -- Jamba, Inc. (NASDAQ:JMBA) (the “Company”) today reported unaudited financial results for the fiscal quarter ended July 3, 2018 (“second quarter”).

Highlights for second quarter 2018:

•

Total Revenue increased $4.0 million to $24.5 million, primarily due to changes resulting from adoption of new accounting standards.  The Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“new accounting standards”), effective January 3, 2018. See the “Adoption of New Accounting Standard” section below for additional information.

•	System-wide comparable store sales increased 2.2%.
•	Comparable store sales increased 2.4% at franchise-owned stores and decreased 0.3% at company-owned stores.
•	Non-GAAP System-wide Sales increased $4.9 million, to $144.7 million.
•	Net loss was $0.3 million, versus income of $1.7 million last year.
•	Non-GAAP Adjusted EBITDA was $4.6 million compared to $5.1 million last year.
•	Held $9.1 million in cash and had no outstanding principal balance on its line of credit, as of July 3, 2018.

CEO Comments

Dave Pace, President and Chief Executive Officer, stated: “The revitalization of the Jamba business continued in the second quarter.  Our commitment to a standard of operating excellence across the franchise and company owned portfolio, ongoing work to contemporize the overall experience, and a new marketing communication strategy drove a third consecutive quarter of comparable store sales growth.”

Pace continued, "The announced transaction with Focus Brands was only possible due to the significant progress made in resetting the foundation of the business to materially improve performance over the past several quarters.”

Pace concluded: “We have now positioned the Jamba brand for renewed sustainable growth by enhancing the customer experience, driving transaction growth, increasing store level margin, and building the momentum behind our new store pipeline.  I continue to be optimistic about the performance of the brand and look forward to seeing this progress continue under Focus Brands ownership.”

Merger Update

As previously announced, on August 1, 2018, the Company and Jay Merger Sub, Inc., a wholly owned subsidiary of Focus Brands Inc. (“Focus”), entered into a merger agreement providing for the acquisition of the Company by Focus for $13.00 per share in an all-cash transaction.  Focus is a leading developer of global multi-channel foodservice brands.   Through its affiliate brands, Focus is the franchisor and operator of more than 5,000 restaurants, cafes, ice cream shoppes and bakeries in the United States, the District of Columbia, Puerto Rico and over 50 foreign countries under the brand names Carvel®, Cinnabon®, Schlotzsky’s®, Moe’s Southwest Grill®, Auntie Anne’s® and McAlister’s Deli®, as well as Seattle’s Best Coffee® on certain military bases and in certain international markets. Please visit www.focusbrands.com to learn more.

The Company expects the transaction to close during the third quarter of 2018, subject to tender of at least a majority of the issued and outstanding Shares and other customary closing conditions.

Additional information about the Merger Agreement and the related transactions can be found in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2018.

In light of the pending merger, the Company will not be updating its guidance for fiscal 2018 and will not be hosting a conference call to discuss its second quarter 2018 business results.

Liquidity

The Company held cash of $9.1 million as of July 3, 2018.

The Company used $0.6 million of cash in the second quarter of 2018 to pay incremental audit and expenses related to the effort required to complete past due filings.  The Company anticipates the usage of cash related to these efforts is substantially complete, however does anticipate cash usage for expenses related to the transaction with Focus.

The Company had not drawn against its line of credit, and had no outstanding principal balance as of July 3, 2018.

Adoption of New Accounting Standard

The Company adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), on January 3, 2018 using the modified retrospective transition method.  Information from prior year periods has not been adjusted and continues to be reported under the accounting standards in effect for those periods under Topic 605 “Revenue Recognition”.

Refer to the Jamba, Inc. Form 10-Q filing for the quarterly period ended July 3, 2018 for additional information.

About Jamba, Inc.

Jamba, Inc. (Nasdaq: JMBA) through its wholly-owned subsidiary, Jamba Juice Company, is a global healthy lifestyle brand that inspires and simplifies healthful living through freshly blended whole fruit and vegetable smoothies, bowls, juices, cold-pressed shots, boosts, snacks, and meal replacements. Jamba’s blends are made with premium ingredients free of artificial flavors and preservatives so guests can feel their best and blend the most into life.

Jamba Juice® has more than 800 franchised and company-owned locations worldwide, as of July 3, 2018. For more information, visit www.jambajuice.com.

Notice to Investors

The proposed acquisition of the Company (the “tender offer”) by Focus Brands Inc., a Delaware corporation (“Parent”) and Jay Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), described in the press release has not yet commenced. This communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Company stock. At the time the tender offer is commenced, Merger Sub will file a tender offer statement and related exhibits with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the tender offer statement (including the related exhibits) and the solicitation/recommendation statement, as they may be amended from time to time, when they become available, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement (including the related exhibits) and the solicitation/recommendation statement will be available at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement and other documents that Merger Sub files with the SEC will be made available to all stockholders of the Company free of charge from the information agent for the tender offer.  The solicitation/recommendation statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at www.ir.jambajuice.com.

Forward-Looking Statements

This press release (including information incorporated or deemed incorporated by reference herein) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those involving future events and future results that are based on current expectations, estimates, forecasts, and projections as well as the current beliefs and assumptions of the Company’s management. Words such as “believes”, “expects”, “appears”, “may”, “will”, “should”, “anticipates”, or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement.  Forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially from those expressed in any forward-looking statements. These statements include, but are not limited to risks and uncertainties relating to among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the surviving company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing.  Forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions.  As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict.  As a result, actual future results and trends may differ materially from what is forecast in forward-looking statements.  The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility that prior to the completion of the transactions contemplated by the merger agreement, the Company’s business may experience significant disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by Parent, Merger Sub and the Company, as applicable.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Parent, Merger Sub and the Company do not undertake any obligation to update or publicly release any revisions to any forward-looking statements to reflect events, circumstances or changes in expectations after the date of this communication.

Non-GAAP Financial Measures

The Company provides certain Non-GAAP financial measures to its investors. The Company believes that providing these Non-GAAP measures to its investors provides investors the benefit of viewing the Company's performance using the same financial metrics that the management team uses in making many key decisions and understanding how the Company's core business operations may perform and may look in the future. The Non-GAAP financial measures are discussed further below.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of America. Non-GAAP measures should not be considered in isolation from or as a substitute for financial information presented in accordance with generally accepted accounting principles, and may be different from Non-GAAP measures used by other companies.

The following definitions apply to these terms as used in this release:

Blended royalty rate is defined as total royalty dollars divided by total franchise sales dollars, as reported by franchisees.

Company-owned comparable store sales represents the change in year-over-year sales for Company-owned stores opened for at least one full year. Franchise-operated comparable store sales, a Non-GAAP financial measure, represents the change in year-over-year sales for all Franchise Stores opened for at least one full year, as reported by franchisees, and excludes International Stores and Express format. System-wide comparable store sales, a Non-GAAP financial measure, represents the change in year-over-year sales for all Company and Franchise Stores opened for at least one full year, as reported by franchisees, and excludes International Stores and Express format.  Comparable store sales includes closed locations for the periods in which they have comparable sales. Company-owned comparable store sales percentages as used herein may not be equivalent to Company-owned comparable store sales as defined or used by other companies. Franchise-operated comparable store sales percentages and System-wide comparable stores sales percentages as used herein are Non-GAAP financial measures and should not be considered in isolation or as substitute for other measures of performance prepared in accordance with generally accepted accounting principles in the United States. Management reviews the increase or decrease in comparable store sales compared with the same period in the prior year to assess business trends and make certain business decisions. The Company believes the data is useful in assessing the overall performance of the Jamba® brand and, ultimately, the performance of the Company, the Company-owned stores, and Franchise-operated stores.

Company owned store level margin equals Company store revenue, less the sum of, cost of sales, labor, occupancy, and store operating expenses.  This total is then divided by Company store revenue.

Domestic system-wide sales are the sum of company-operated restaurant revenue and sales from domestic franchised stores. Our total revenue in our consolidated statements of operations is limited to company-operated store revenue, franchise revenue from our franchisees, and other revenue. Accordingly, domestic system-wide sales should not be considered in isolation or as a substitute for our results as reported under GAAP. Management believes that domestic system-wide sales are an important figure for investors, because they are widely used in the restaurant industry, including by our management, to evaluate brand scale and market penetration. We have included a reconciliation of domestic system-wide sales to total revenue.

New store openings, net of closures is defined as the count of new store openings, minus the count of store closures.

Non-GAAP Adjusted EBITDA is equal to net income, adjusted for: (a) depreciation and amortization; (b) interest income; (c) interest expense; (d) income taxes; (e) impairment expense; (f) stock based compensation expense; and (g) other one-time or extraordinary items that are not reflective of the ongoing business such as legal settlements, expenses related to the extended audit and gain or loss on disposal of assets. The Company believes this metric is useful in measuring the operating performance of the Company.

Non-GAAP Adjusted EBITDA margin percent is defined as Adjusted EBITDA divided by Total Revenue.

Non-GAAP Adjusted General and Administrative (“G&A”) expense is calculated as general and administrative expense in accordance with GAAP excluding refranchise and severance costs associated with the move to an asset-light business model, charges related to the executive organization changes, costs due to the Company’s corporate office relocation to Frisco, Texas, and other non-recurring general and administrative expenses. The Company believes that general and administrative expense adjusted to exclude the costs of such items is a helpful indicator of the Company's operating performance in that it shows the net expense without the impact of what the Company believes to be upfront transitional costs. Management does not believe such costs are reflective of the Company's ongoing performance and accordingly excludes those items from Non-GAAP Adjusted General and Administrative Expense.

JAMBA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	13-Week Period Ended		26-Week Period Ended
	July 3, 2018	July 4, 2017	July 3, 2018	July 4, 2017
Revenue:
Company stores	$11,058	$13,262	$20,367	$24,369
Franchise and other revenue	7,285	6,951	13,653	12,703
Advertising fees and other income	6,150	301	11,446	1,055
Total revenue	24,493	20,514	45,466	38,127

Costs and operating expenses:
Cost of sales	2,460	2,928	4,662	5,590
Labor	3,544	4,281	6,934	8,569
Occupancy	1,448	1,711	2,851	3,474
Store operating	1,476	2,531	2,897	4,329
Depreciation and amortization	870	899	1,741	1,780
General and administrative	10,552	6,757	18,575	15,358
Loss on disposal of assets	5	392	168	554
Store pre-opening	80	105	115	343
Store lease termination and closure	140	57	200	238
Advertising expense	3,544	—	6,560	—
Other operating, net	584	(867)	854	(791)
Total costs and operating expenses	24,703	18,794	45,557	39,444
Income (loss) from operations	(210)	1,720	(91)	(1,317)

Other income (expenses):
Interest income	3	41	7	95
Interest expense	(78)	(83)	(158)	(166)
Total other income (expenses), net	(75)	(42)	(151)	(71)

Income (loss) before income taxes	(285)	1,678	(242)	(1,388)
Income tax (expense) benefit	(1)	47	(6)	(39)
Net income (loss)	$(286)	$1,725	$(248)	$(1,427)

Share Data:
Weighted-average shares used in the computation of income (loss) per share:
Basic	15,602,605	15,472,137	15,595,405	15,441,916
Diluted	15,602,605	15,867,544	15,595,405	15,441,916
Income (loss) per share:
Basic	$(0.02)	$0.11	$(0.02)	$(0.09)
Diluted	$(0.02)	$0.11	$(0.02)	$(0.09)

JAMBA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)
(unaudited)
	July 3,	January 2,
	2018	2018
ASSETS
Current Assets:
Cash and cash equivalents	$9,095	$10,030
Receivables, net of allowances of $719 and $904	8,965	10,098
Inventories	468	465
Prepaid rent	683	776
Prepaid expenses and other current assets	3,509	4,321
Total current assets	22,720	25,690
Property, fixtures and equipment, net of accumulated depreciation of $33,549 and $32,785	9,778	10,928
Goodwill	1,181	1,181
Trademarks and other intangible assets, net of accumulated amortization of $887 and $855	1,150	1,211
Deferred tax asset	785	791
Notes receivable and other long-term assets	1,040	847
Total assets	$36,654	$40,648
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$7,245	$10,070
Accrued compensation and benefits	4,059	2,122
Accrued gift card liability	13,456	27,469
Other current liabilities	9,830	8,052
Total current liabilities	34,590	47,713
Long term portion of deferred revenue	7,715	2,398
Deferred rent and other long-term liabilities	4,607	5,111
Total liabilities	46,912	55,222
Commitments and contingencies
Shareholders’ deficit:
Common stock, $0.001 par value—30,000,000 shares authorized; 18,499,434 and 15,640,617 shares issued and outstanding, respectively, at July 3, 2018, and 18,447,023 and 15,588,206 shares issued and outstanding, respectively, at January 2, 2018	18	18
Additional paid-in capital	410,624	409,518
Treasury shares, at cost, 2,858,817 shares	(40,009)	(40,009)
Accumulated deficit	(380,891)	(384,101)
Total shareholders’ deficit	(10,258)	(14,574)
Total liabilities and shareholders' deficit	$36,654	$40,648

KEY OPERATING METRICS
	13-Weeks Ended		26-Weeks Ended
	July 3, 2018	July 4, 2017	July 3, 2018	July 4, 2017
Number of system-wide stores open at end of period	848	870	848	870
New store openings	9	10	14	25
Domestic system-wide comparable store sales change (a)	2.2%	(0.0)%	2.2%	(2.7)%
Domestic system-wide sales (in thousands)	144,731	139,821	265,359	256,856
Blended royalty rate	5.0%	5.0%	5.1%	5.0%
Net Income (in thousands)	(286)	1,725	(248)	(1,427)
Non-GAAP Adjusted EBITDA (in thousands)	4,609	5,081	7,561	8,086
Non-GAAP Adjusted EBITDA margin percent	18.8%	24.8%	16.6%	21.2%

(a) Due to a 53 week fiscal 2016, year-over-year fiscal comparisons in 2017 are offset by one week. Comparable calendar basis is presented above.

JAMBA, INC.
(Unaudited)
RECONCILIATION OF NON-GAAP DOMESTIC SYSTEMWIDE SALES

	13-Week Period Ended		26-Week Period Ended
	July 3, 2018	July 4, 2017	July 3, 2018	July 4, 2017
Total Revenue (in thousands):	$24,493	$20,514	$45,466	$38,127
Franchise and other revenue	(13,435)	(7,252)	(25,099)	(13,758)
Domestic franchise sales	133,673	126,559	244,992	232,487
Non-GAAP domestic system-wide sales	$144,731	$139,821	$265,359	$256,856

JAMBA, INC.
(Unaudited)
RECONCILIATION OF GENERAL AND ADMINISTRATIVE TO NON-GAAP ADJUSTED GENERAL AND ADMINISTRATIVE

	13-Week Period Ended		26-Week Period Ended
	July 3, 2018	July 4, 2017	July 3, 2018	July 4, 2017
General and administrative (in thousands):	$10,552	$6,757	$18,575	$15,358
Corporate relocation expenses	—	(380)	—	(1,675)
Audit related expenses	(462)	(863)	(1,054)	(1,434)
Other non-recurring expenses	(2,237)	(195)	(3,148)	(2,489)
Non-GAAP Adjusted General and administrative	$7,853	$5,319	$14,373	$9,760

Adjustments for comparability to prior year
Vendor rebates	(2,058)	—	(3,512)	—
Incentive Compensation Accrual	(662)	—	(1,324)	—
Non-GAAP Adjusted General and administrative comparable total	$5,133	$5,319	$9,537	$9,760

* The Company has provided additional data in the “Adjustments for comparability to prior year” section to better compare year over year results.  These adjustments result from the Company’s implementation of the new accounting standards and an increased accrual for annual incentive compensation.  Vendor rebates were recorded as contra expense in 2017 results.  With the implementation of the new accounting standards, these rebates are now recorded as revenue.  This results in an equal and offsetting increase to both revenue and general and administrative expenses.  Additionally, the Company accrued zero incentive compensation expense in 2017, compared to $662 thousand in the second quarter and $1,324 thousand year to date in 2018.  In order to better compare year over year results, these amounts are removed to arrive at the “Non-GAAP Adjusted General and administrative comparable total”.

JAMBA, INC.
(Unaudited)
RECONCILIATION OF NET INCOME (LOSS) TO NON-GAAP ADJUSTED EBITDA

	13-Week Period Ended		26-Week Period Ended
	July 3, 2018	July 4, 2017	July 3, 2018	July 4, 2017
Net Income (Loss) (in thousands):	$(286)	$1,725	$(248)	$(1,427)
Depreciation and amortization	870	899	1,741	1,780
Interest income	(3)	(41)	(7)	(95)
Interest expense	78	83	158	166
Income taxes	1	(47)	6	39
Stock based compensation	2,147	497	2,227	645
Other non-recurring expenses	1,802	1,965	3,684	6,978
Non-GAAP Adjusted EBITDA	$4,609	$5,081	$7,561	$8,086

Adjustments for comparability to prior year
All new accounting standards	29	—	(917)	—
Incentive compensation accrual	662	—	1,324	—
Non-GAAP Adjusted EBITDA comparable total	$5,300	$5,081	$7,968	$8,086

* The Company has provided additional data in the “Adjustments for comparability to prior year” section to better compare year over year results.  These adjustments result from the Company’s implementation of the new accounting standards and an increased accrual for annual incentive compensation.  While the new accounting standards are expected to have a negligible impact to Non-GAAP Adjusted EBITA for the full year, there was a benefit in the first and second quarters from these changes.  Additionally, the Company accrued zero incentive compensation expense in 2017, compared to $662 thousand in the second quarter and $1,324 thousand year to date in 2018.  In order to better compare results, these amounts are removed to arrive at the “Non-GAAP Adjusted EBITDA comparable total”.

JAMBA, INC.
(Unaudited)

COMPARABLE STORE SALES

	13-Weeks Ended		26-Weeks Ended
	July 3, 2018 vs	July 4, 2017 vs	July 3, 2018 vs	July 4, 2017 vs
Increase/(Decrease)	July 4, 2017	July 5, 2016 (a)	July 4, 2017	July 5, 2016 (a)
Percentage Change in Comparable store sales
Company stores	(0.3)%	1.0%	0.6%	(3.0)%
Franchise stores	2.4%	(0.2)%	2.4%	(2.7)%
System-wide	2.2%	(0.0)%	2.2%	(2.7)%
Percentage Change in Comparable Company store sales
Traffic	(2.4)%	(2.9)%	(0.6)%	(6.2)%
Average check	2.1%	3.9%	1.2%	3.3%
Total Comparable Company store sales	(0.3)%	1.0%	0.6%	(3.0)%

(a) Due to a 53 week fiscal 2016, year-over-year fiscal comparisons in 2017 are offset by one week. Comparable calendar basis is presented above.

JAMBA, INC.
(Unaudited)

STORE COUNT
	NUMBER OF STORES
	COMPANY	FRANCHISE		TOTAL
		Domestic	International
For the Quarter Ended July 3, 2018
At April 3, 2018	51	734	68	853
Opened	—	7	2	9
Acquired	—	—	—	—
Closed	—	(4)	(10)	(14)
Refranchised	—	—	—	—
At July 3, 2018	51	737	60	848
For the Quarter Ended July 4, 2017
At April 4, 2017	66	734	68	868
Opened	—	6	4	10
Acquired	—	—	—	—
Closed	—	(8)	—	(8)
Refranchised	(13)	13	—	—
At July 4, 2017	53	745	72	870

JAMBA, INC.
(Unaudited)

NEW STORE OPENINGS, NET OF CLOSURES
	13-Weeks Ended		26-Weeks Ended
	July 3, 2018	July 4, 2017	July 3, 2018	July 4, 2017
Openings
Traditional	6	4	8	15
Non-traditional	1	—	1	1
Drive thru	—	2	—	3
International	2	4	5	6
Total	9	10	14	25
Closures
Traditional	(3)	(3)	(15)	(5)
Non-traditional	(1)	(5)	(7)	(8)
Drive thru	—	—	(1)	—
International	(10)	—	(16)	(4)
Total	(14)	(8)	(39)	(17)
Openings, Net of Closures
Traditional	3	1	(7)	10
Non-traditional	—	(5)	(6)	(7)
Drive thru	—	2	(1)	3
International	(8)	4	(11)	2
Total	(5)	2	(25)	8

JAMBA, INC.
(Unaudited)

COMPANY ESTIMATES FOR THE 2018 FISCAL INCOME STATEMENT IMPACT OF IMPLEMENTING NEW ACCOUNTING STANDARDS

		Vendor	Gift Card	Initial and
(in millions)	Advertising	Rebates	Breakage	Other Fees	TOTAL
Advertising fund contributions	$11.6	$ —	$ —	$ —	$11.6
Franchise and license revenue	—	6.4	—	—	6.4
Gift card breakage	—	—	2.4	—	2.4
Initial and other fees	—	—	—	0.1	0.1
Total revenue	11.6	6.4	2.4	0.1	20.5
Advertising expense	11.6	—	—	—	11.6
General and administrative	—	6.4	—	—	6.4
Other operating, net	—	—	2.4	—	2.4
Total expense	11.6	6.4	2.4	—	20.4
Total	$ —	$ —	$ —	$0.1	$0.1

* The table above presents the Company’s expected annual impact of the new accounting standards.  The Company expects most items will have an equal impact to increase revenue and increase expenses, resulting in no net change to the Income Statement.  Initial and Other Fees are anticipated to only increase revenue with no expense implications.

* Refer to the Company’s Form 10-Q filing for the quarterly period ended July 3, 2018 for additional information.

Contact:

Investor Relations

Todd Wilson

469-294-9749

investors@jambajuice.com